Exhibit 99.4

Execution Copy

UNLIMITED GUARANTY

UNLIMITED GUARANTY, dated as of November 26, 2008, made by Teva Pharmaceutical Industries Limited, an Israeli corporation (the “Guarantor”), in favor of each of the Lenders (as defined below) and Bank Leumi USA, as administrative agent for the Lenders (the “Administrative Agent”).

W  I T N E S S E T H:

WHEREAS, Teva Pharmaceuticals USA, Inc., a Delaware corporation (the “Borrower”), the lenders from time to time party thereto (the “Lenders”), and the Administrative Agent are parties to a Loan Agreement, dated as of November 26, 2008 (such Agreement, as amended, restated or otherwise modified from time to time, being hereinafter referred to as the “Loan Agreement”);

WHEREAS, pursuant to the Loan Agreement, the Lenders have agreed to make loans (the “Loans”) to the Borrower in an aggregate principal amount not to exceed the aggregate amount of the Commitments (as defined in the Loan Agreement);

WHEREAS, it is a condition precedent to the making of any Loan by the Lenders pursuant to the Loan Agreement that the Guarantor shall have executed and delivered to the Administrative Agent a guaranty guaranteeing the obligations of the Borrower (as defined in the Loan Agreement) under the Loan Agreement; and

WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Lenders to make and maintain the Loans, the Guarantor hereby agrees with the Lenders as follows:

SECTION 1. Definitions. Reference is hereby made to the Loan Agreement for a statement of the terms thereof. All terms used in this Guaranty which are defined therein and not otherwise defined herein shall have the same meanings herein as set forth in the Loan Agreement.

SECTION 2. Guaranty. The Guarantor hereby (i) irrevocably, absolutely and unconditionally guarantees the prompt payment by the Borrower, as and when due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts now or hereafter owing in respect of the Notes, the Loan Agreement and any other Loan Document, whether for principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower whether or not a claim for post-filing interest is allowed in such proceeding), fees, expenses, premiums, indemnities or otherwise, any withholding tax liability that any bank may have as a conduit entity under Internal Revenue Code Section 7701(1) and Regulations Section 1.881-3, and the due performance and observance by the Borrower of its other obligations now or hereafter existing in respect of the

Loan Documents (the “Obligations”); and (ii) agrees to pay any and all expenses (including counsel fees and expenses) incurred by the Administrative Agent or any Lender in enforcing its rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor’s liability shall extend to all amounts that constitute part of the Obligations and would be owed by the Borrower under the Loan Agreement or other Loan Documents but for the fact that such claim is unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Borrower.

SECTION 3. Guarantor’s Obligations Unconditional.

(a) The Guarantor hereby guarantees that the Obligations will be paid strictly in accordance with the terms of the Loan Agreement and each other Loan Document to which the Borrower is a party, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Administrative Agent or any Lender with respect thereto. The Guarantor agrees that this Guaranty constitutes a guaranty of payment when due and not of collection and waives any right to require that any resort be made by the Administrative Agent or any Lender to any collateral, if any. The obligations of the Guarantor under this Guaranty are independent of the obligations under the other Loan Documents, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against the Borrower or any other Loan Party, or whether the Borrower or any other Loan Party is joined in any such action. For so long as all or any of the Obligations remain outstanding, the liability of the Guarantor hereunder shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto; (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or consent to any departure from any Loan Document (including, without limitation, any increase in the obligations of the Borrower resulting from the extension of additional credit to the Borrower or otherwise); (iii) any exchange or release of, or non-perfection of any lien on or security interest in, any collateral, if any, or any release or amendment or waiver of or consent to any departure from any other guaranty, for all or any of the Obligations; (iv) the existence of any claim, set-off, defense or other right that the Guarantor may have at any time against any Person, including, without limitation, the Administrative Agent or any Lender; (v) the consummation or the failure to consummate the Merger or the Subsequent Merger; or (vi) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Borrower or any other guarantor in respect of the Obligations or the Guarantor in respect hereof.

(b) This Guaranty (i) is a continuing guaranty and shall remain in full force and effect until the satisfaction in full of the Obligations and the payment of the other expenses to be paid by the Guarantor pursuant hereto; and (ii) shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment of any of the Obligations is rescinded or must otherwise be returned by the Administrative Agent or any Lender upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made.

SECTION 4. Waivers. The Guarantor hereby waives (i) promptness and diligence; (ii) notice of acceptance and notice of the incurrence of any Obligations by the Borrower; (iii) notice of any actions taken by the Administrative Agent or any Lender or the Borrower or any Loan Party under any other Loan Document or any other agreement or instrument relating thereto; (iv) all other notices, demands and protests, and all other formalities of every kind in connection with the enforcement of the Obligations or of the obligations of the Guarantor hereunder, the omission of or delay in which, but for the provisions of this Section 4, might constitute grounds for relieving the Guarantor of its obligations hereunder; (v) any right to compel or direct the Administrative Agent or any Lender to seek payment or recovery of any amounts owed under this Guaranty from any one particular fund or source; and (vi) any requirement that the Administrative Agent or any Lender protect, secure, perfect or insure any security interest or lien or any property subject thereto or exhaust any right or take any action against the Borrower or any other Person or any collateral. In addition, the Guarantor hereby waives any right it may now or hereafter have to assert any defense which would require the Administrative Agent or any Lender to post a bond, deposit or other form of guarantee in connection with any proceeding, action or suit filed or brought against the Guarantor in connection with, arising under or with respect to any Loan Document. The Guarantor agrees that neither the Administrative Agent nor any Lender shall have any obligation to marshal any assets in favor of the Guarantor or against or in payment of any or all of the Obligations.

SECTION 5. Subrogation. The Guarantor will not exercise any rights which it may acquire by way of subrogation hereunder, by any payment made by it hereunder or otherwise, until such date after the Commitment Termination Date on which all of the Obligations and all other expenses to be paid by the Guarantor pursuant hereto shall have been satisfied in full. If any amount shall be paid to the Guarantor on account of such subrogation rights at any time when all of the Obligations and all such other expenses shall not have been paid in full, such amount shall be held in trust for the benefit of the Administrative Agent and the Lenders, shall be segregated from the other funds of the Guarantor and shall forthwith be paid over to the Administrative Agent to be applied in whole or in part by the Administrative Agent against the Obligations, whether matured or unmatured, and all such other expenses in accordance with the terms of the Loan Agreement. If (i) the Guarantor shall make payment to the Administrative Agent of all or any portion of the Obligations and (ii) all of the Obligations and all such other expenses shall be paid in full, the Administrative Agent will, at the Guarantor’s request, execute and deliver to the Guarantor (without recourse, representation or warranty) appropriate documents necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations resulting from such payment by the Guarantor, such subrogation to be fully subject and subordinate, however, to the collection by the Administrative Agent of all other amounts due to the Administrative Agent by the Administrative Agent under the Loan Agreement and the other Loan Documents.

SECTION 6. Representations and Warranties. The Guarantor hereby represents and warrants to each Agent and each Lender that as of the date hereof:

(a) The Guarantor (i) is a corporation duly organized and validly existing under the laws of the jurisdiction of its formation as set forth on the first page hereof; and (ii) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, has all requisite power and authority to execute, deliver and perform this Guaranty and each other Loan Document to which the Guarantor is a party.

(b) The execution, delivery and performance by the Guarantor of this Guaranty and each other Loan Document to which the Guarantor is a party (i) have been duly authorized by all necessary corporate action, (ii) do not and will not contravene any of its Governing Documents or any Requirement of Law, (iii) do not and will not contravene any contractual restriction binding on or affecting the Guarantor or any of its properties, except to the extent the foregoing, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect and (iv) do not and will not result in or require the creation of any Lien, security interest or other charge or encumbrance upon or with respect to any of its material properties.

(c) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other regulatory body is required for the due execution, delivery and performance by the Guarantor of this Guaranty or any of the other Loan Documents to which the Guarantor is a party, except for authorizations, approvals, filings and notices which have been obtained or made and are in full force and effect.

(d) Each of this Guaranty and the other Loan Documents to which the Guarantor is a party is a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity.

(e) There is no action, suit or proceeding pending or threatened against or otherwise affecting the Guarantor or any of its Subsidiaries before any court or other Governmental Authority or any arbitrator (i) that involves any of the Loan Documents or the Transactions, or (ii) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(f) Except for matters disclosed in the quarterly reports filed with the SEC by the Parent and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Guarantor nor any of its Subsidiaries (i) has failed to comply with any applicable Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has received written notice of any Environmental Liability with respect to the Guarantor or any of its Subsidiaries or (iii) has knowledge of any Environmental Event with respect to the Guarantor or any of its Subsidiaries or any basis for the imposition on the Guarantor or any of its Subsidiaries of any Environmental Liability.

(g) The financial statements of the Guarantor that have been delivered to the Administrative Agent fairly present the consolidated financial condition of the Guarantor and its Subsidiaries as of the respective dates thereof and the consolidated results of operations of the Guarantor and its Subsidiaries for the fiscal years ended on such respective dates, all prepared in accordance with GAAP.

(h) Since September 30, 2008, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

(i) Each of the Guarantor and its Subsidiaries is in compliance with all laws, regulations, orders, writs, injunctions and decrees of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except, in each case, where the failure so to be in compliance, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(j) Each of the Guarantor and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for defects in title or such interests that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes and except, in each case, where the failure to have such title or interest could not reasonably be expected to have a Material Adverse Effect.

(k) Each of the Guarantor and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Guarantor does not infringe upon the rights of any other Person, except for any such failure to own or be so licensed, or any such infringements, that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect or that are otherwise disclosed in the Public Filings. As used herein, “Public Filings” means the annual report filed with the SEC by the Guarantor or Barr for its fiscal year ended December 31, 2007 or any other reports or any registration statements filed with the SEC by the Guarantor or Barr at any time after such year-end date and prior to the Effective Date (including exhibits thereto and all other information incorporated by reference therein).

(l) Each of the Guarantor and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Guarantor has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The Guarantor has no knowledge of any tax audits threatened or presently conducted in respect of the Guarantor or any of its Subsidiaries that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(m) The Guarantor has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished by or on behalf of the Guarantor to the Administrative Agent or any Lender in connection with this Guaranty or any Loan Document delivered hereunder or thereunder contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(n) Except to the extent that any of the following, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each of the Guarantor and its Subsidiaries has all permits, consents, licenses, authorizations, approvals, entitlements and accreditations required for it lawfully to own, lease, manage or operate each business owned on the date hereof, leased, managed or operated by it, and (ii) to the knowledge of the Guarantor, no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, consent, license, authorization, approval, entitlement or accreditation, and, to the knowledge of the Guarantor, there is no claim that any such permit, consent, license, authorization, approval, entitlement or accreditation is not in full force and effect.

(o) All material policies of insurance of any kind or nature owned by or issued to the Guarantor are in full force and effect and are of a nature and provide such coverage as is customarily carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Guarantor operates.

(p) The Guarantor is subject to civil and commercial law with respect to its obligations under this Guaranty, and neither the Guarantor nor any of the properties of the Guarantor have any immunity from suit or execution on the grounds of sovereignty. The Guarantor can be sued in its own name. There are no procedural bars to prevent the Administrative Agent or the Lenders from commencing proceedings against the Guarantor in courts of competent jurisdiction in the State of Israel based upon its obligations under this Guaranty.

(q) Each Employee Benefit Plan of the Guarantor and its Subsidiaries has been in compliance with all applicable provisions of ERISA and the regulations and published interpretations thereunder, except to the extent such failure to comply, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan of the Guarantor and its Subsidiaries (excluding any Multiemployer Plan) that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code. No liability has been incurred by the Guarantor or any of its Subsidiaries which remains unsatisfied with respect to any Employee Benefit Plan of the Guarantor or any of its Subsidiaries with respect to the Guarantor or any of its Subsidiaries except for a liability that could not reasonably be expected to have a Material Adverse Effect. No ERISA Event with respect to the Guarantor or any of its Subsidiaries has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events with respect to the Guarantor or any of its Subsidiaries for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. Neither the Guarantor nor any of its ERISA Affiliates has engaged in a nonexempt prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code, except to the extent such nonexempt prohibited transaction, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(r) Neither the Guarantor, Merger Sub 1 nor Merger Sub 2 is an “investment company” (as defined in the Investment Company Act of 1940, as amended) or is controlled (as defined in the Investment Company Act of 1940, as amended) by an “investment company”.

(s) Neither the Guarantor nor any of its Subsidiaries is in default in any material respect in the performance, observance or fulfillment of any obligation, covenant or condition in any agreement, document or instrument to which the Guarantor or any of its Subsidiaries is a party or by which the Guarantor or any of its Subsidiaries is bound, except to the extent that such default, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(t) The Guarantor is Solvent and will be Solvent after giving effect to the Transactions.

(u) The Guarantor and its Subsidiaries are principally engaged in the business of manufacturing, marketing, sale and/or distribution of active pharmaceutical ingredients and/or finished form pharmaceuticals and/or medical devices and such other activities as may be incidental or directly related thereto.

(v) The Guarantor is not nor will it be engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board and from time to time in effect), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(w) As of the date hereof, no Lien exists on any property or assets of the Guarantor or any of its Subsidiaries securing Indebtedness or other liabilities exceeding $30,000,000.

SECTION 7. [Intentionally Omitted]

SECTION 8. Negative Covenant. So long as any Obligation remains unpaid, the Guarantor will not, unless the Administrative Agent otherwise shall consent in writing, consummate the Merger or the Subsequent Merger unless the Merger and the Subsequent Merger shall each be consummated in accordance with the Merger Documents (each as amended or modified in accordance with Section 6.01 of the Loan Agreement) and the laws of the State of Delaware.

SECTION 9. Right of Set Off. Upon the occurrence and during the continuance of any Event of Default, the Lender and (to the extent permitted by applicable law) each of its Participants may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or (to the extent permitted by applicable law) Participant to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand under this Guaranty and although such obligations may be contingent or unmatured. Each Lender and each Participant agrees promptly to notify the Guarantor after any such set off and application made, provided that the failure to give such notice shall not affect the validity of such set off and application. The rights of the Lenders and Participants under this Section 9 are in addition to other rights and remedies (including, without limitation, other rights of set off) which the Lenders and Participants may have.

SECTION 10. Notices, Etc. All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address as set forth on the signature page, or at such other address as may hereafter be specified by the Guarantor to the Administrative Agent in writing, and if to the Administrative Agent, at 564 Fifth Avenue, New York, New York 10036, attention Yuval Talmy/International Lending Department, or at such other address as may hereafter be specified by the Administrative Agent to the Guarantor in writing. All such notices and other communications shall be effective (i) if sent by registered mail, return receipt requested, when received or five Business Days after mailing, whichever first occurs, (ii) if telecopied, when transmitted and a confirmation is received, provided the same is on a Business Day and, if not, on the next Business Day, and provided further that a copy of such notice is either (A) received by registered mail, return receipt requested or (B) delivered by messenger or overnight courier, within three Business Days, or (iii) if delivered by messenger or overnight courier, upon delivery, provided the same is on a Business Day and, if not, on the next Business Day.

SECTION 11. Payments Free and Clear of Taxes, Etc.

(a) All payments by the Guarantor under this Guaranty shall be made in accordance with the terms of the Loan Agreement and shall be made without set off, counterclaim or other defense. All such payments shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Guarantor shall be required to deduct any Indemnified Taxes or Other Taxes from any such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Guarantor shall make such deductions and (iii) the Guarantor shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Guarantor shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) The Guarantor shall indemnify the Administrative Agent and each Lender within five days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Guarantor hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Guarantor by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable, but in any event within 30 days after the date of any payment of Indemnified Taxes or Other Taxes by the Guarantor to a Governmental Authority, the Guarantor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Guarantor is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Guaranty shall deliver to the Guarantor (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Guarantor as will permit such payments to be made without withholding or at a reduced rate.

SECTION 12. Currency; Judgment. This is an international financial transaction in which the specification of a currency and payment in New York City is of the essence. Unrestricted and transferable lawful money of the United States (“Dollars”) shall be the currency of account in the case of all payments pursuant to or arising under this Guaranty, and all such payments shall be made at the Administrative Agent’s office in New York City. The obligations of the Guarantor to the Administrative Agent and the Lenders under this Guaranty shall not be discharged by any amount paid in any other currency or in a place other than at the Administrative Agent’s office in New York City to the extent that the amount so paid after conversion under this Guaranty and transfer to New York City does not yield the amount of Dollars in New York City due under this Guaranty. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency (the “Other Currency”), the rate of exchange used shall be that at which the Administrative Agent could, in accordance with normal banking procedures, purchase Dollars with the Other Currency on the business day preceding that on which final judgment is given. The obligation of the Guarantor in respect of any such sum due from it to the Administrative Agent and the Lenders hereunder shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that, on the business day immediately following the date on which the Administrative Agent receives any sum adjudged to be so due in the Other Currency, the Administrative Agent may, in accordance with normal banking procedures, purchase Dollars with the Other Currency. If the Dollars so purchased are less than the sum originally due to the Administrative Agent in Dollars, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent against such loss, and if the Dollars so purchased exceed the sum originally due to the Administrative Agent in Dollars, the Administrative Agent agrees to remit to the Guarantor such excess.

SECTION 13. Submission to Jurisdiction; Waivers. The Guarantor hereby irrevocably and unconditionally:

(a) Submits for itself and its property in any action, suit or proceeding relating to this Guaranty or any other Loan Document to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts thereof;

(b) Agrees that any such action, suit or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action,

suit or proceeding in any such court or that such action, suit or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) Consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process by registered or certified mail (or substantially similar form of mail), postage prepaid, or by courier delivery to the Guarantor (at its address as set forth on the signature page below or at such other address of which the Administrative Agent shall have been notified pursuant to Section 10 hereof) with a copy by registered or certified mail to the Borrower (but a failure to send such copy to the Borrower shall not affect the service of process on the Guarantor) at its address set out in the Loan Agreement;

(d) To the extent that the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, waives such immunity in respect of its obligations under this Guaranty;

(e) Agrees that nothing herein shall affect the right of the Administrative Agent to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction, including, without limitation, the courts of the State of Israel; and

(f) Waives any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

SECTION 14. Miscellaneous.

(a) The Guarantor will make each payment hereunder in lawful money of the United States and in same day funds to the Administrative Agent at its address specified in Section 10 hereof.

(b) No amendment of any provision of this Guaranty shall be effective unless it is in writing and signed by the Guarantor and the Administrative Agent, and no waiver of any provision of this Guaranty, and no consent to any departure by the Guarantor therefrom, shall be effective unless it is in writing and signed by the Administrative Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

(c) No failure on the part of the Administrative Agent or any Lender to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Administrative Agent and the Lenders provided herein and in the other Loan Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Administrative Agent and the Lenders under any Loan Document against any party thereto are not conditional or contingent on any attempt by the Administrative Agent or any Lender to exercise any of its rights under any other Loan Document against such party or against any other Person.

(d) Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Administrative Agent and the Lenders hereunder, to the benefit of the Administrative Agent and the Lenders and their successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, any Lender may assign or otherwise transfer any Note held by it, and the Administrative Agent and the Lenders may assign or otherwise transfer its rights under this Guaranty and any other Loan Documents, to any other Person subject to the terms and conditions set forth in the Loan Agreement, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to such entity herein or otherwise. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of all of the Lenders. The Guarantor agrees that each Participant shall be entitled to the benefits of Section 11 with respect to its participation in the Loans as if it were a Lender; provided that a Participant shall not be entitled to receive any greater payment under Section 11 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 11 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 11(e) as though it were a Lender.

(f) The term “Lender” as used throughout this instrument shall be deemed to include BLUSA, and all of its agencies, branches and departments wherever located.

(g) THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN NEW YORK WITHOUT CONSIDERATION AS TO CHOICE OF LAW.

(h) THE GUARANTOR AND THE ADMINISTRATIVE AGENT (BY ITS ACCEPTANCE OF THIS GUARANTY) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING THIS GUARANTY, ANY LOAN DOCUMENT OR ANY AMENDMENT, MODIFICATION OR OTHER DOCUMENT NOW OR HEREAFTER DELIVERED IN CONNECTION WITH ANY OF THE FOREGOING, AND AGREE THAT ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

(i) The Guarantor acknowledges and agrees that the Loan Agreement supercedes and cancels the Commitment Letter, dated July 17, 2008, between BLITA and the Guarantor, and any other commitment letter that BLITA, BLUSA or any affiliate provided to the Guarantor, the Borrower or any affiliate in connection with the financing of the transactions contemplated by the Merger Documents, and it is understood that all obligations of BLITA to the

Guarantor under such Commitment Letter and of BLITA, BLUSA and any affiliate under such other commitment letter are terminated hereby and by Section 9.06 of the Loan Agreement.

(j) This Guaranty may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Guaranty by telecopy shall be effective as delivery of a manually executed counterpart of this Guaranty. Any party delivering an executed counterpart of this Guaranty by telecopier also shall deliver an original executed counterpart of this Guaranty but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Guaranty.

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IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

By:	/s/ Yossi Levin
Name: Yossi Levin
Title: Corporate Treasurer

Address for the Guarantor: 5 Basel Street P.O. Box 3190 Petach Tikva 49131 Israel Telecopy No.: 972-3-9267429 for the attention of the General Counsel

ACKNOWLEDGED AND AGREED: BANK LEUMI USA

By:	/s/ Yuval Talmy
Name: Yuval Talmy Title: First Vice President

By:	/s/ Michaela Klein
Name: Michaela Klein Title: Senior Vice President